Room 4561

December 21, 2006

Mr. Kenneth D. Rardin
President and Chief Executive Officer
Merge Technologies Incorporated
6737 West Washington Street
Suite 2250
Milwaukee, WI 53214-5650

> **RE:** **Merge Technologies Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
> **and September 30, 2006**
> **File No. 0-29486**

Dear Mr. Rardin:

We have reviewed your response letter dated December 8, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 3

1. We note your response to our prior comment number 3 and it does not appear that you have addressed all the points in our comment. Confirm to us that your estimates of costs to complete and extent of progress toward completion of engagements accounted for under the percentage-of-completion method are reasonably dependable. We refer you to paragraph .05 of SOP 81-1. Further, as requested in our prior comment, tell us the significance of revisions to estimates for each fiscal year presented and the impact of those revisions on revenue reported in the period the estimate was recorded and the period in which it was revised.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief